UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Name of Subject Company)

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Name of Person(s) Filing Statement)

Common Shares, no par value
Preferred Shares, no par value
Units, each composed of one common share, no par value, and one preferred share, no par value*
American Depositary Shares (each of which represents two Units)
 (Title of Class of Securities)

BRGETTACNOR4 (Common Shares)
BRGETTACNPR1 (Preferred Shares)
BRGETTCDAM17 (Units)
US37428A1034 (American Depositary Shares Representing Two Units)
(ISIN of Class of Securities)

37428A103 (American Depositary Shares Representing Two Units)
(CUSIP Number of Class of Securities)

Cassio Schmitt, Chief Executive Officer
Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento
Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil
+55 (11) 5184-9002

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

*	Not for trading, but only in connection with the listing of American depositary shares (“ADSs”) on the Nasdaq Global Select Market. Every ADS represents two Units.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on November 14, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9” or the “Statement”) by Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento, a company incorporated under the laws of the Federative Republic of Brazil (the “Company” or “Getnet”). The Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO originally filed on October 31, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by PagoNxt Merchant Solutions, S.L., a company organized under the laws of the Kingdom of Spain (the “Purchaser”) and to the offer by Purchaser to acquire, through an all cash tender offer pursuant to the terms and subject to the conditions set forth in the offer to purchase, dated October 31, 2022 (as it may be amended or supplemented from time to time, the “U.S. Offer to Purchase”), a copy of which is attached to the Schedule 14D-9 as Exhibit (a)(1)(i), and the related Share Letter of Transmittal, Unit Letter of Transmittal and ADS Letter of Transmittal (each as defined in the U.S. Offer to Purchase, and collectively, “Letters of Transmittal”), copies of which are attached to the Schedule 14D-9 as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv), respectively (which, as amended or supplemented from time to time, together constitute the “U.S. Offer”) in addition to a concurrent separate all cash tender offer on equivalent terms in Brazil (the “Brazilian Offer,” and together with the U.S. Offer, the “Offers”) pursuant to other offering documents published in Brazil, up to any and all of the outstanding (i) common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the “Units”), in each case of the Company, traded on B3 S.A. - Brasil, Bolsa, Balcão, excluding those Shares and/or Units held, directly or indirectly, by Purchaser and its affiliates, and (ii) American Depositary Shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), traded on the Nasdaq Global Select Market, excluding those ADSs held, directly or indirectly, by Purchaser and its affiliates, at a price per Security equal to the U.S. dollar equivalent of R$2.36 per Common Share, R$2.36 per Preferred Share, R$4.72 per Unit and R$9.44 per ADS, in each case payable in U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on the business day prior to the settlement date of the U.S. Offer, to be adjusted for any potential dividends, interest on own capital and/or bonuses which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offers were announced and the dates of expiration of the Offers (but excluding the interest on capital already announced on May 4, 2022 and paid on June 27, 2022, which will not be deducted from the offered price). The U.S. Offer commenced on October 31, 2022, and the initial offering period of the U.S. Offer expired at 5:00 p.m. New York City time (7:00 p.m. São Paulo time) on November 30, 2022. Purchaser has commenced a subsequent offering period for the U.S. Offer, which is scheduled to expire at 5:00 p.m. New York City time (7:00 p.m. São Paulo time) on March 2, 2023, unless extended or early terminated.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Amendment No. 2 to the extent that any information contained herein modifies or supersedes such information.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule 14D-9, including all exhibits, schedules and annexes thereto, remains unchanged and is incorporated herein by reference in response to all items to the items in this Amendment No. 2. This Amendment No. 2 should be read together with the Schedule 14D-9. All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule 14D-9 and heading references herein refer to the Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 of the Schedule 14D-9 is hereby supplemented as follows:

Tender Offer and Transaction

On December 21, 2022, the Company informed Purchaser that less than 5% of the total number of outstanding Shares, Units and/or ADSs (on a per Share basis) issued by the Company were held by Unaffiliated Security Holders. Accordingly, pursuant to Brazilian law, at the request of Purchaser, the board of directors of the Company expects to call an extraordinary general meeting of shareholders (the “EGM”) to resolve on the redemption by the Company of any Unaffiliated Securities that remain outstanding (the “Squeeze-Out”). The price to be paid for each Unaffiliated Security in the Squeeze-Out shall be the price per Security (in Brazilian reais) payable during the initial offering period in respect of the Securities, as adjusted by the SELIC rate between the settlement date of the Auction (i.e., December 5, 2022) and the date of effective payment of the Squeeze-Out price for the Unaffiliated Securities (which must be made within 15 days of the date of the EGM).

Purchaser has informed the Company that as of the date hereof, the U.S. Subsequent Offering Period and the Brazilian Subsequent Offering Period remain open pursuant to their respective terms and conditions.

The material fact issued by the Company announcing the proposed squeeze-out of Unaffiliated Security Holders is attached as Exhibit (a)(5)(xiii) to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby supplemented to include the following:

Exhibit No.	Description
(a)(1)(x)	Amendment No. 2 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on December 21, 2022).
(a)(5)(xiii)	Material Fact issued by the Company on December 21, 2022, announcing the proposed squeeze-out of Unaffiliated Security Holders.*

* Filed herewith.

 SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Dated: December 21, 2022.	By:		/s/ Cassio Schmitt
		Name:	Cassio Schmitt
		Title:	Chief Executive Officer

By:		/s/ André Parize Moraes
	Name:	André Parize Moraes
	Title:	Chief Financial Officer and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 31, 2022 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(ii)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(iii)	Form of Unit Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(iv)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(vii)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(viii)	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by Purchaser on October 31, 2022).
(a)(1)(ix)	Amendment No. 1 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on December 1, 2022).
(a)(1)(x)	Amendment No. 2 to Schedule TO (incorporated by reference to the Schedule TO-T/A filed by Purchaser on December 21, 2022).
(a)(5)(i)	Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to the Schedule 14D-9C filed by the Company on May 20, 2022).
(a)(5)(ii)	Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to the Schedule 14D-9C filed by the Company on May 31, 2022).
(a)(5)(iii)	Call Notice and Manual for Participation in the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento, held on July 8, 2022 (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on May 31, 2022).
(a)(5)(iv)	Minutes of the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento held on July 8, 2022 (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on July 11, 2022).
(a)(5)(v)	Final Synthetic Voting Map of the Extraordinary Shareholders’ Meeting of Getnet Adquirência e Serviços Para Meios de Pagamento S.A. – Instituição de Pagamento held on July 8, 2022 (incorporated by reference to Item 2 the Schedule 14D-9C filed by the Company on July 11, 2022).
(a)(5)(vi)	Material Fact issued by the Company regarding the appraisal report by KPMG Auditores Independentes Ltda., dated (incorporated by reference to Item 1 of the Schedule 14D-9C filed by the Company on July 18, 2022).
(a)(5)(vii)	Notice to the Market issued by the Company regarding changes in the Company’s senior management (incorporated by reference to the Current Report on Form 6-K furnished by the Company on September 21, 2022).
(a)(5)(viii)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to the Current Report on Form 6-K furnished by the Company on October 27, 2022).
(a)(5)(ix)	Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to the Schedule 14D-9C filed by the Company on October 28, 2022).
(a)(5)(x)	Free translation to English of the minutes of the meeting of the board of directors of the Company to resolve on the Offers held on November 11, 2022 (incorporated by reference to Exhibit (a)(5)(x) to the Schedule 14D-9 filed by the Company on November 14, 2022).
(a)(5)(xi)	Material Fact issued by the Company with respect to the meeting of the board of directors of the Company to resolve on the Offers, issued on November 11, 2022 (incorporated by reference to Exhibit (a)(5)(xi) to the Schedule 14D-9 filed by the Company on November 14, 2022).
(a)(5)(xii)	Material Fact issued by the Company on December 1, 2022, announcing the results of the Offers and the commencement of subsequent offering periods. (incorporated by reference to Exhibit (a)(5)(xii) to the Schedule 14D-9/A filed by the Company on December 1, 2022).
(a)(5)(xiii)	Material Fact issued by the Company on December 21, 2022, announcing the proposed squeeze-out of Unaffiliated Security Holders.*
(e)(i)	Partnership Agreement between Getnet and Banco Santander (Brasil) S.A. (English translation) (incorporated herein by reference to Exhibit 4.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2021 (File No. 001-40818) filed with the SEC on March 10, 2022).
(g)	Not applicable.

* Filed herewith.